

October 22, 2010

Ms. Ildiko Rozsa
Chief Financial Officer
Power of the Dream Ventures, Inc.
1095 Budapest
Soroksari ut 94-96
Hungary

> **Re:** **Power of the Dream Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for the Period Ended June 30, 2010**
> **Filed August 13, 2010**
> **File No. 000-52289**

Dear Ms. Rozsa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Description of Business, page 4

iGlue Software via Equity Position in in4, Ltd., page7

1. We note that your description of iGlue technology's seven main building blocks uses technical terms that are not defined for investors. Please amend your Form

> 10-K to explain these building blocks in a way that is understandable for investors.

The Company's Competition, page 8

2. Please amend your Form 10-K to disclose the methods of competition as required by Item 101(h)(4)(iv) of Regulation S-K.

The Company's Website and Access to Available Information, page 9

3. Pursuant to Item 101(h)(5) of Regulation S-K, please amend your Form 10-K to identify the reports and other information you file with the Commission, disclose that the public may read and copy any materials you file with the Commission at the SEC's Public Reference Room, and state that the public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Additionally, please state that the Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission and state the address of that site (http://www.sec.gov).

Legal Proceedings, page 16

4. We note your disclosure regarding the hearing initiated by Janos Salca. Please amend your Form 10-K to disclose the name of the court and the relief sought. See Item 103 of Regulation S-K.

Safe Harbor for Forward-Looking Statements, page 17

5. We note your reference to Section 27a of the Securities Act of 1933 and Section 21e of the Securities Exchange Act of 1934. Please note that the statutory safe harbor provision for forward-looking statements does not apply to statements made with respect to the business or operations of a penny stock issuer. Since it appears that you are a penny stock issuer, please revise to eliminate these references in your Form 10-K amendment.

Management's Discussion and Analysis or Plan of Operation, page 19

Liquidity, page 23

6. We note that you have not generated any revenues from operations and your statement on page 10 that you will need additional financing to continue operations. Please amend your Form 10-K to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months. To the extent you do not have sufficient

resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. In preparing this disclosure, explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital. Also revise to discuss your current commitments for expenditures and the resources available to you to satisfy those obligations. Disclose whether your current resources are adequate to meet your commitments, and provide your assessment of the accessibility of and risks to accessing needed capital.

Directors, Executive Officers, Promoters, Control Persons and Corporate Governance, page 28

7. Please amend your Form 10-K to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Compliance with Section 16(A) of the Exchange Act, page 29

8. We note your statement that with respect to your most recent fiscal year, certain officers, directors, and owners of more than ten percent of your outstanding shares have not filed Forms 3, 4, and 5 required by Section 16(a) of the Securities Exchange Act of 1934. Please amend your Form 10-K to identify each person who, at any time during the fiscal year, was a director, officer, beneficial owner of more than ten percent of your common stock and failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) during the most recent fiscal year or prior fiscal years. For each such person, set forth the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required Form. See Item 405 of Regulation S-K.

Executive Compensation, page 30

9. Please amend your Form 10-K to provide executive compensation information in the Summary Compensation Table for the two most recently completed fiscal years. See Item 402(n) of Regulation S-K.

10. We note that the salaries disclosed in the Summary Compensation Table for your named executive officers are inconsistent with your disclosure regarding 2009 annual base salary rate on page 27. Please amend your Form 10-K to reconcile accordingly.

11. We note that you refer to Note 10 of the financial statements for more information relating to the stock awards; however, it does not appear that Note 10 contains information relating to the stock awards. Please amend your Form 10-K to revise accordingly.

Signatures, page 34

12. Please amend your Form 10-K to arrange for your principal executive officer, principal financial officer, principal accounting officer or controller, and a majority of your board of directors to sign the Form 10-K.

Exhibits 31.1 and 31.2 – Section 302 Certifications

13. In your Form 10-K amendment, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace "registrant" with "small business issuer." Please note that the revised certifications must refer to the Form 10-K/A and must be currently dated.

Exhibits 32.1 and 32.2 – Section 906 Certifications

14. We note that these certifications are not dated. Therefore, please refile your Form 10-K as an amendment with dated Section 906 certifications. Please note that the revised certifications must refer to the Form 10-K/A and must be currently dated.

Form 10-Q for the Period Ended March 31, 2010
Form 10-Q for the Period Ended June 30, 2010

Exhibits 31.1 and 31.2 – Section 302 Certifications

15. Your certifications omit the internal control over financial reporting language from paragraph 4(b) of the certifications. Please file an amendment to your Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010 to include certifications that do not exclude paragraph 4(b). Please ensure that the revised certifications conform to the format provided in Item 601(b)(31) of Regulation S-K. Also, ensure that the revised certifications refer to the Form 10-Q/A and are currently dated. Refer to Item 601(b)(31) of Regulation S-K.

16. Please ensure that you file your revised certifications to your Form 10-Q/A exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. For example, please

do not insert the word "quarterly" in front of report in any paragraph except paragraph 1. Additionally, please do not omit "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) or "The registrant's other certifying officer(s) and" in paragraph 5.

Exhibits 32.1 and 32.2 – Section 906 Certifications

17. We note that these certifications are not dated. Therefore, please include dated Section 906 certifications with your Forms 10-Q/A. Please note that the revised certifications must refer to the Form 10-Q/A and must be currently dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane at (202) 551-3235 or Jay Ingram at (202) 551-3379 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon at (202) 551-3866 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jay Ingram
Legal Branch Chief